ArcelorMittal announces publication of its Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Luxembourg, 11 August 2008 - ArcelorMittal announces today that is has published its Condensed Consolidated Financial Statements for the six month period ended June 30, 2008.

The Condensed Consolidated Financial Statements are available at www.arcelormittal.com under Investors & Shareholders > ArcelorMittal Reports > Interim Financial Reports.